U.S. SECURITIES AND EXCHANGE COMMISSION
WASHINGTON D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2005.

     KINGSWAY FINANCIAL SERVICES INC.
(Exact name of Registrant as specified in its charter)

                          ONTARIO, CANADA
(Province or other jurisdiction of incorporation or organization)

     5310 Explorer Drive, Suite 200, Mississauga, Ontario, Canada L4W 5H8
(Address of principal executive offices)

             [Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:]

                                          Form 20-F                 Form 40-F   X

             [Indicate by check mark whether the Registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:]

                                                     Yes                         No   X

             [If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):]

                                                       N/A

KINGSWAY FINANCIAL SERVICES INC.

Table of Contents

Item	Description	Sequential Page Number
1.	Press Release dated June 23, 2005	4
2.	Press Release dated June 30, 2005	6

SIGNATURES

              Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                              KINGSWAY FINANCIAL SERVICES INC.

Dated: July 5, 2005                                 By:   /s/  W. Shaun  Jackson
                                                                             W. Shaun Jackson
                                                                             Executive Vice President and
                                                                             Chief Financial Officer

KINGSWAY ANNOUNCES APPOINTMENT OF NEW DIRECTORS

Toronto, Ontario (June 23, 2005) – William G. Star, Chairman and Chief Executive Officer of Kingsway Financial Services Inc. (TSE:KFS, NYSE:KFS) is pleased to announce the appointment of Walter Farnam and Jack Sullivan to the Company’s Board of Directors.

Mr. Farnam received a B.A. from Brown University. During his career, Mr. Farnam has held various senior positions in the insurance industry and from 1998 until his retirement in June, 2001 served as Chairman of the Board of the CGU Insurance Group in the United States. Prior to June, 1998 Mr. Farnam was Chairman and Chief Executive Officer of General Accident Insurance in Philadelphia. He also held the position of President and Chief Operating Officer of General Accident Insurance in the United States from July, 1985 through August 1991. He is a Fellow of the Casualty Actuarial Society and is Past Chairman of the Council of Insurance Company Executives. Mr. Farnam also served on the Executive Committee and Board of Trustees of the American Institute for Chartered Property Casualty Underwriters/Insurance Institute of America.

Mr. Sullivan earned a Bachelor of Commercial Science from Seattle University and attended the Management Training Course of The University of Western Ontario School of Business in London, Ontario, Canada. During his career, Mr. Sullivan has held various senior positions in the insurance and reinsurance business in the United States, Canada and Europe. He was President of G.J. Sullivan, Co. in Los Angeles from 1985 to 1992 when he moved to the holding company of the Sullivan Companies as Vice Chairman. He retired from day to day service in 1996 but continues to serve as the non-executive Vice Chair of the Sullivan Companies. Mr. Sullivan is also a former member of the Board of Governors of Farmers Insurance Group.

The nine member Board of Kingsway Financial is now comprised of David Atkins, John Beamish,, Thomas Di Giacomo, Walter Farnam, Bernard Gluckstein, J.Brian Reeve, Bill Star, Jack Sullivan and F. Michael Walsh.

“I am pleased to welcome both Walter and Jack to the board of Kingsway Financial”, said Bill Star, Chairman and Chief Executive Officer. “I am confident that their experience and knowledge of the insurance industry in the United States will bring additional strength to our board”.

About the Company

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson, Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888, Fax: (905) 629-5008
Web Site: www.kingsway-financial.com

KINGSWAY ANNOUNCES PUBLIC OFFERING OF PREFERRED UNITS OF AN INVESTMENT TRUST

Toronto, Ontario (June 30, 2005) — Kingsway Financial Services Inc. (TSX:KFS, NYSE:KFS) announced today that it has entered into an agreement with a syndicate of underwriters led by Scotia Capital Inc., and including CIBC World Markets Inc., Desjardins Securities Inc. and HSBC Securities (Canada) Inc., under which the underwriters have agreed to buy and sell to the public in Canada $75 million of 5.00% Kingsway Linked Return of Capital Preferred Units (“LROC Preferred Units”) due June 30, 2015 from Kingsway Linked Return of Capital Trust. The issuer filed a final prospectus with the Canadian securities regulatory authorities today. Kingsway is a promoter of the offering. The LROC Preferred Units will be listed on the TSX under the symbol KSP.UN.

The net proceeds of the offering are to be used for a series of investments that will include the purchase of an approximately $71.2 million senior note due June 30, 2015 to be issued by a Kingsway affiliate. The proceeds from the sale of this note will be used for general corporate purposes, which will include the payment of a portion of the amounts outstanding under Kingsway’s $150 million revolving credit facility, which portion is estimated to be approximately $35 million.

The underwriters have an option, exercisable in whole or in part, until 48 hours prior to the closing of this Offering, to offer and sell up to an additional $50 million of LROC Preferred Units on substantially the same terms and conditions, which are described in the prospectus. The offering is expected to close on or about July 14, 2005.

The LROC Preferred Units will not be and have not been registered under the United States Securities Act of 1933 (the “Securities Act”) or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements under the Securities Act.

This news release shall not constitute an offer to sell or a solicitation of an offer to buy any debentures or any other securities, nor will there be any sale of the debentures or any other security in any jurisdiction in which such an offer or sale would be unlawful.

About Kingsway

Kingsway’s primary business is trucking insurance and the insuring of automobile risks for drivers who do not meet the criteria for coverage by standard automobile insurers. The Company currently operates through ten wholly-owned insurance subsidiaries in Canada and the U.S.. Canadian subsidiaries include Kingsway General Insurance Company, York Fire & Casualty Insurance Company and Jevco Insurance Company. U.S. subsidiaries include Universal Casualty Company, American Service Insurance Company, Southern United Fire Insurance Company, Lincoln General Insurance Company, U.S. Security Insurance Company, American Country Insurance Company and Avalon Risk Management, Inc. The Company also operates reinsurance subsidiaries in Barbados and Bermuda. Lincoln General Insurance Company, Universal Casualty Insurance Company, Jevco and Kingsway Reinsurance (Bermuda) are all rated “A-” Excellent by A.M. Best. Kingsway General and York Fire are rated “B++” (very good). The Company’s senior debt is rated investment grade “BBB-” by Standard and Poor’s and “BBB” by Dominion Bond Rating Services. The common shares of Kingsway Financial Services Inc. are listed on the Toronto Stock Exchange and the New York Stock Exchange, under the trading symbol “KFS”.

For further information, please contact:
Shaun Jackson
Executive Vice President and Chief Financial Officer
Tel: (905) 629-7888 Fax: (905) 629-5008